UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2003

PETROBRAS INTERNATIONAL FINANCE COMPANY – PIFCo

(Translation of Registrant’s Name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Anderson Square Building, P.O. Box 714
George Town, Grand Cayman
Cayman Islands, B.W.I.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .)

Petrobras International Finance Company—PIFCo

This Form 6-K contains the following:

Item

I	Financial Results for the Period Ended March 31, 2003

II	Financial Statements for the Period Ended March 31, 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE-MONTH
PERIOD ENDED MARCH 31, 2003

Forward Looking Statements

     This report on Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are not based on historical facts and are not assurances of future results. These forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, our ability to obtain financing, changes in the use of our services for market purchases of crude oil and oil products by Petróleo Brasileiro S.A. – Petrobras and changes in government regulations.

     All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained herein.

Basis of Presentation

     You should read the following discussion of our financial condition and results of operations together with the attached unaudited consolidated financial statements and the accompanying notes for the three-month period ended March 31, 2003 beginning on page F-2. You should also read our audited consolidated financial statements for the year ended December 31, 2002 and the accompanying notes, which are included in our annual report on Form 20-F, but which are not presented herein. The unaudited consolidated financial statements for the three-month periods ended March 31, 2003 and March 31, 2002 and the accompanying notes have been presented in U.S. dollars and prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Although Cayman Islands law does not require that we prepare and file financial statements, we do so in accordance with U.S. GAAP. In addition, as a subsidiary of Petrobras, we also prepare our financial statements in accordance with Brazilian Corporate Law.

Overview

     We are a wholly-owned subsidiary of Petrobras. Accordingly, our financial position and results of operations are largely affected by decisions of our parent company. Our ability to meet our obligations in respect of our outstanding indebtedness depends on a number of factors, including:

•	the extent to which Petrobras continues to use our services for market purchases of crude oil and oil products;

•	Petrobras’ willingness to continue to make inter-company loans and provide us with other financial support;

•	our ability to access financing sources, including third-party credit facilities; and

•	our ability to transfer our financing costs to Petrobras.

     We earn income from:

•	sales of crude oil and oil products to Petrobras;

•	limited sales of crude oil and oil products to third parties; and

•	financial income derived from financing of sales to Petrobras and inter-company loans to Petrobras, investments in marketable securities and other financial instruments.

     Our operating expenses include:

•	cost of sales, which is comprised mainly of purchases of crude oil and oil products; and

•	financial expense, mainly from interest on our lines of credit and capital markets indebtedness, securitization of receivables and inter-company loans from Petrobras.

     As part of Petrobras’ restructuring of its international business segment, in January 2003 we transferred our subsidiary, Petrobras Netherlands B.V. – PNBV, to Petrobras, and received Bear Insurance Company Ltd. – Bear, a captive insurance company, from Braspetro Oil Service Company – Brasoil. Effective January 2003, PNBV became a wholly-owned subsidiary of Petrobras, and, therefore, leasing activities are no longer included in our results of operations (see Note 1 to the attached unaudited consolidated financial statements).

Purchases and Sales of Crude Oil and Oil Products

     We typically purchase crude oil and oil products in transactions with payment terms of approximately 30 days. Petrobras typically pays for shipments of crude oil and oil products that we sell to it over a period of up to 270 days, which allows Petrobras sufficient time to assemble the necessary documentation under Brazilian law to commence the payment process for its shipments. During this period, we typically finance the purchase of crude oil and oil products through either funds previously provided by Petrobras or third-party trade finance arrangements. In years prior to 2003, financial income from sales to Petrobras was calculated according to a formula based on LIBOR, which was designed to reimburse us for estimated financing expenses we may incur in connection with these sales. In January 2003, the interest component of this formula was modified to a formula based on a rate which more fully passes on our average costs of capital to Petrobras. The difference between the amount we pay for crude oil and oil products and the amount Petrobras pays for that same crude oil and oil products is deferred and recognized as part of our financial income on a straight-line basis over the period in which Petrobras’ payments to us come due.

Results of Operations

Results of operations for the three-month period ended March 31, 2003 (“first quarter of 2003”) compared to the three-month period ended March 31, 2002 (“first quarter of 2002”).

Sales

     Our sales of crude oil and oil products (including sales of imports of crude oil and oil products) and services increased 70.4% from U.S.$1,141.7 million in the first quarter of 2002 to U.S.$1,945.7 million in the first quarter of 2003, primarily due to an increase in the average price of Brent crude oil from U.S.$21.14 per barrel during the first quarter of 2002 to U.S.$31.51 per barrel during the first quarter of 2003, and a 57% increase in the volume of sales made by our subsidiary PFL in connection with Petrobras’ export receivables securitization. These increases were a result of the favorable market conditions caused by the Iraq war and the political and economic crisis in Venezuela on international prices and supplies of crude oil and oil products.

Lease Income

     As a result of the transfer of PNBV to Petrobras, effective as of January 2003, we had no income from leases, while in the first quarter of 2002 our lease income was U.S.$3.0 million. See Note 2 to our unaudited consolidated financial statements.

Cost of Sales

     Cost of sales increased 68.9% from U.S.$1,139.6 million in the first quarter of 2002 to U.S.$1,924.4 million in the first quarter of 2003, primarily due to the increase in the average price of Brent crude oil in the first quarter of 2003, as compared to the first quarter of 2002, and the 57% increase in the volume of sales made by our subsidiary PFL in connection with Petrobras’ export receivables securitization program.

Lease Expense

     As a result of the transfer of PNBV to Petrobras, effective as of January 2003, we had no expense related to leases. Our lease expense was U.S.$0.2 million in the first quarter of 2002. See Note 2 to our unaudited consolidated financial statements.

General and Administrative Expenses

     Our general and administrative expenses consist primarily of fees for services. Our general and administrative expenses increased from U.S.$0.2 million in the first quarter of 2002 to U.S.$0.9 million in the first quarter of 2003, as a result of fees for financial, consulting and advisory services.

Gross Profit

     Our gross profit reflects profits from our third-party sales of crude oil and oil products and services (since we record profits from sales of crude oil and oil products to Petrobras as financial income). Our gross profit increased from U.S.$4.5 million in the first quarter of 2002 to U.S.$20.4 million in the first quarter of 2003, due primarily to increases in the price and volume of sales to third-parties in the first quarter of 2003. These increases were a result of the favorable market conditions caused by the Iraq war and the political and economic crisis in Venezuela on international prices and supplies of crude oil and oil products.

Financial Income

     Our financial income increased from U.S.$34.8 million in the first quarter of 2002 to U.S.$87.6 million in the first quarter of 2003, primarily due to an increase in loans to related parties and interest received as a result of increases in the time period for receipt of payments related to sales of crude oil and oil products to Petrobras from up to 120 days in the first quarter of 2002 to up to 270 days in the first quarter of 2003, increases in the periods of time for receipt of payments beyond the time periods previously agreed with Petrobras and the increase in the interest component of the formula by which Petrobras reimburses us for our financing costs.

Financial Expense

     Our financial expense increased 49.9% from U.S.$66.7 million in the first quarter of 2002 to U.S.$100.0 million in the first quarter of 2003, primarily due to the increase in the amount of our long-term indebtedness.

Net Income (Loss)

     We had net income of U.S.$7.9 million in the first quarter of 2003, as compared to a net loss of U.S.$27.4 million in the first quarter of 2002.

Liquidity and Capital Resources

     As an offshore non-Brazilian company, we are not legally obligated to receive prior approval from the Brazilian National Treasury to incur debt or register debt with the Central Bank. However, as a matter of policy, the issuance of any debt is recommended by either of Petrobras’ Chief Financial Officer, Executive Board or Board of Directors, depending on the aggregate principal amount and the tenor of the debt to be issued.

     We finance our oil trading activities through a combination of inter-company loans from Petrobras, commercial paper programs, lines of credit and the issuance of notes in the international capital markets. In our opinion, our working capital is sufficient for our present requirements.

     Our Short-Term Borrowings

     Our short-term borrowings are denominated in U.S. dollars and consist of commercial paper and lines of credit. At March 31, 2003 and December 31, 2002, we had no commercial paper notes outstanding. At March 31, 2003, we had access to short-term capital through U.S.$296 million in guarantees, primarily in the form of irrevocable letters of credit supporting oil imports, as compared to U.S.$380.6 million in guarantees at December 31, 2002. At March 31, 2003, we had accessed U.S.$437.6 million in lines of credit, including the current portion of long-term debt, as compared to U.S.$367.5 million accessed at December 31, 2002.

     Our notes payable to related parties, which are principally composed of notes payable to our parent company Petrobras, decreased 10.3% from U.S.$3,688.2 million at December 31, 2002 to U.S.$3,309.8 million at March 31, 2003, as a result of our utilization of the net proceeds from the issuance of U.S.$400 million in Global Step-up Notes to finance the purchase of crude oil and oil product imports and to repay existing trade-related and inter-company loans and from the fact that, as a result of the sale of PNBV in January 2003, the liabilities of PNBV were not included in our balance sheet for the first quarter of 2003.

     Accounts receivable from Petrobras increased 3.1% from U.S.$4,838.3 million at December 31, 2002 to U.S.$4,991.9 million at March 31, 2003, as a result of a slight increase in the time period for receipt of payments related to sales of crude oil and oil products to Petrobras and a slight increase in the periods of time for receipt of payments beyond the time periods previously agreed with Petrobras in the first quarter of 2003.

     In April 2002, we renewed our commercial paper program in an aggregate principal amount of U.S.$335.0 million in order to finance our working capital requirements. In May 2003, we conducted a further renewal of this program in an aggregate principal amount of U.S.$160.0 million. Our commercial paper program is rated A1+ by Standard & Poor’s and P-1 by Moody’s and is supported by a letter of credit issued by Barclays Bank and a standby purchase agreement with Petrobras.

     Our Long-Term Borrowings

     At March 31, 2003, we had outstanding U.S.$356.7 million in long-term lines of credit due between 2004 and 2012, as compared to U.S.$460.3 million at December 31, 2002. We also had outstanding U.S.$1,550 million in three series of long-term Senior Notes due between 2007 and 2011, U.S.$400 million in Global Step-up Notes due 2008, U.S.$750 million in Senior Trust Certificates and U.S.$150 million in Junior Trust Certificates received by our subsidiary, PFL, in connection with Petrobras’ asset securitization program and U.S.$338.4 million in 4.75% Senior Exchangeable Notes due 2007 issued by us in connection with Petrobras’ purchase of Perez Companc S.A. In exchange, we received notes issued by Petrobras International Braspetro BV (PIB BV), a related party, in the same amount, terms and conditions as the Senior Exchangeable Notes. In connection with the acquisition of Perez Companc, we also provided PIB BV with a loan for U.S.$738.9 million, with an interest rate of 4.79%, which was renewed in the amount of U.S.$750.3 million in April 2003.

     The following table sets forth the sources and amounts of current and long-term debt at March 31, 2003 and December 31, 2002:

CURRENT AND LONG-TERM DEBT

	March 31, 2003		December 31, 2002

	(in millions of U.S. dollars)

	Current	Long-term	Current	Long-term

Financing institutions	U.S.$437.6	U.S.$356.7	U.S.$367.5	U.S.$460.3
Senior notes		1,550.0		1,550.0
Securitization of Receivables		900.0		900.0
Senior exchangeable		338.4		338.4
Global Step-up Notes		400.0

	U.S.$437.6	U.S.$3,545.1	U.S.$367.5	U.S.$3,248.7

     We had the following capital markets debt outstanding as of March 31, 2003:

CAPITAL MARKETS DEBT OUTSTANDING(1)

Notes	Principal Amount

9.125% Senior Notes due 2007(2)	U.S.$500	million
4.750% Senior Exchangeable Notes due 2007(3)	338	million
9.875% Senior Notes due 2008(2)	450	million
6.750% Senior Trust Certificates due 2010(4)	95	million
Floating Rate Senior Trust Certificates due 2010(4)	55	million
9.750% Senior Notes due 2011(2)	600	million
6.600% Senior Trust Certificates due 2011(4)	300	million
Floating Rate Senior Trust Certificates due 2013(4)	300	million
Global Step-up Notes(5)	400	million

(1)	Does not include Junior Trust Certificates issued by PF Export Trust in connection with Petrobras’ export receivables asset securitization program, because we are the beneficiary of such Junior Trust Certificates.
(2)	Issued by us, with support from Petrobras through a standby purchase agreement.
(3)	Issued by us on October 17, 2002 in connection with Petrobras’ acquistion of Perez Companc S.A.
(4)	Issued in connection with Petrobras’ export receivables asset securitization program.
(5)	The Global Step-up Notes bear interest from March 31, 2003 at a rate of 9.00% per year until April 1, 2006 and at a rate of 12.375% per year thereafter, with interest payable semi-annually.

     In connection with Petrobras’ export receivables asset securitization program, on May 21, 2003, PF Export Trust issued to us U.S.$550 million in 6.436% Senior Trust Certificates due 2015 and U.S.$200 million in 3.748% Senior Trust Certificates due 2013. PF Export Trust also issued to us U.S.$110 million in 6.436% Junior Trust Certificates due 2015 and U.S.$40 million in 3.748% Junior Trust Certificates due 2013.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 19, 2003

Petrobras International Finance Company — PIFCo

By:	/S/ ALMIR GUILHERME BARBASSA

Almir Guilherme Barbassa Chairman of the Board of Directors

FORWARD-LOOKING STATEMENTS

     This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Petrobras International Finance Company—PIFCo
Petrobras International Finance Company Consolidated Financial Information as of March 31, 2003 and 2002 and Report of Independent Accountants

Petrobras International
Finance Company
(a wholly-owned subsidiary of Petróleo
Brasileiro S.A. - PETROBRAS)
Consolidated Financial Information
as of March 31, 2003 and 2002 and
Report of Independent Accountants

Report of Independent Accountants

To the Board of Directors and Stockholder of
Petrobras International Finance Company
(a wholly-owned subsidiary of Petróleo
Brasileiro S.A. - PETROBRAS)

We have reviewed the accompanying consolidated balance sheet of Petrobras International Finance Company at March 31, 2003 and the related unaudited consolidated statements of operations and of changes in stockholder’s equity and of cash flows for the three-month periods ended March 31, 2003 and 2002. This financial information is the responsibility of the Company’s management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim consolidated financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial information taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial information as of March 31, 2003 and for the three-month periods ended March 31, 2003 and 2002, for it to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Petrobras International Finance Company as of December 31, 2002, and the related consolidated statements of income and of changes in stockholder’s equity and of cash flows for the year then ended (not presented herein), and in our report dated February 13, 2003 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet information as of December 31, 2002 is fairly stated in all material respects in relation to the balance sheet from which it has been derived.

PricewaterhouseCoopers
Auditores Independentes
Rio de Janeiro, Brazil

May 14, 2003.

COPY OF THE ORIGINAL

Petrobras International Finance Company
(a wholly-owned subsidiary of Petróleo
Brasileiro S.A. - PETROBRAS)

Consolidated Balance Sheets
Expressed in thousands of U.S. dollars, except share amounts

	March 31,	December 31,
Assets	2003	2002

	(Unaudited)
Current assets
Cash and cash equivalents	357,788	260,629
Marketable securities	66,878	60,086
Accounts receivable
Related parties	4,991,947	4,838,269
Trade	75,894	57,073
Notes receivable - related parties	1,187,872	1,157,930
Inventories	4,704	4,506
Prepaid expense and other current assets	36,184	15,997

	6,721,267	6,394,490

Property and equipment	97	110

Other assets
Marketable securities	29,507	36,299
Advances to suppliers		19,027
Prepaid expense	45,837	41,425
Notes receivable - related parties	338,416	473,632
Assets related to securitization program	900,000	900,000
Net investment in direct financing leases from related party		832,319

	1,313,760	2,302,702

Total assets	8,035,124	8,697,302

Petrobras International Finance Company
(a wholly-owned subsidiary of Petróleo
Brasileiro S.A. - PETROBRAS)

Consolidated Balance Sheets
Expressed in thousands of U.S. dollars, except share amounts	(continued)

	March 31,	December 31,
Liabilities and stockholder’s equity	2003	2002

	(Unaudited)
Current liabilities
Trade accounts payable
Related parties	235,636	291,980
Other	306,897	281,133
Loans payable - related parties	3,309,776	3,688,249
Short-term debt	333,962	285,770
Current portion of long term debt	103,600	81,700
Unearned income - related parties	65,944	48,563
Capital lease		68,948
Other current liabilities	43,257	56,584

	4,399,072	4,802,927

Long-term liabilities
Capital lease		601,733
Long-term debt	3,545,116	3,248,716

	3,545,116	3,850,449

Commitments and contingencies (Note 4)
Stockholder’s equity
Shares authorized and issued Common stock - 2003 and 2002 - 50,000 shares, par value US$1	50	50
Additional paid in capital	159,135	120,000
Accumulated deficit	(68,249)	(76,124)

	90,936	43,926

Total liabilities and stockholder’s equity	8,035,124	8,697,302

The accompanying notes are an integral part of this financial information.

Petrobras International Finance Company
(a wholly-owned subsidiary of Petróleo
Brasileiro S.A. - PETROBRAS)

Consolidated Statements of Operations
Expressed in thousands of U.S. dollars
(Unaudited)

	Three-month period
	ended March, 31,

	2003	2002

Sales of crude oil and oil products and services	1,945,656	1,141,650
Lease income		2,993

	1,945,656	1,144,643
Cost of sales	(1,924,413)	(1,139,636)
Lease expense		(238)
General and administrative expenses	(889)	(233)

	(1,925,302)	(1,140,107)

Gross profit	20,354	4,536

Financial income	87,559	34,792
Financial expense	(100,038)	(66,735)

Net income (loss) for the period	7,875	(27,407)

The accompanying notes are an integral part of this financial information.

Petrobras International Finance Company (a wholly-owned subsidiary of Petróleo Brasileiro S.A. - PETROBRAS)

Consolidated Statement of Changes in Stockholder’s Equity Expressed in thousands of U.S. dollars (Unaudited)

	March 31,	March 31,
	2003	2002

Common stock	50	50

Additional paid in capital
Balance at January 1	120,000	60,000
Capital contribution from PETROBRAS related to transfer of PNBV	39,135

Balance at end of period	159,135	60,000

Accumulated Deficit
Balance at January 1	(76,124)	(10,662)
Net income (loss) for the period	7,875	(27,407)
Balance at end of period	(68,249)	(38,069)

Total stockholder’s equity	90,936	21,981

The accompanying notes are an integral part of this financial information.

Petrobras International Finance Company (a wholly-owned subsidiary of Petróleo Brasileiro S.A. - PETROBRAS)

Consolidated Statements of Cash Flows Expressed in thousands of U.S. dollars (Unaudited)

	Three-month period
	ended March, 31,

	2003	2002

Cash flows from operating activities
Net income (loss) for the period	7,875	(27,407)
Adjustments to reconcile net loss to net cash
Depreciation and amortization	1,585	5,579
Decrease (increase) in assets
Accounts receivable
Related parties	(337,130)	1,161,103
Other	(28,622)	(37,488)
Prepaid expenses and other assets	(17,790)	(10,129)
Increase (decrease) in liabilities
Trade accounts payable
Related parties	(37,013)	67,118
Other	40,096	128,910
Other liabilities	610	(758)

Net cash used in operating activities	(370,389)	1,286,928

Cash flows from investing activities
Cash rendered in conection with transfer of subsidiary to Petrobras	(743)
Cash acquired in conection with transfer of subsidiary from Brasoil	1,288
Issuance of notes receivable	(113,035)	(161,200)
Principal receivables of notes	98,231	122,772
Property and equipment		(4)
Advances to suppliers		(9,828)
Net investment in direct financing activities from related party		(49,787)

Net cash provided by (used in) investing activities	(14,259)	(98,047)

Cash flows from financing activities
Short-term debt, net issuances and repayments	48,192	(342,939)
Proceeds from issuance of long-term debt	400,000	527,000
Principal payments of long – term debt	(81,700)	(100,000)
Proceeds from short term loans – related parties	3,553,834	571,296
Principal payments of short term loans – related parties	(3,438,519)	(405,498)

Net cash provided by financing activities	481,807	249,859

Increase in cash and cash equivalents	97,159	1,438,740
Cash and cash equivalents at beginning of period	260,629	48,593

Cash and cash equivalents at end of period	357,788	1,487,333

Cash paid during the period for interest	118,790	113,665

Non cash investing and financing activities
Book value of net assets exchanged for inter-company loan	2,955
Capital contribution from PETROBRASansfer of PNBV	39,135

The accompanying notes are an integral part of this financial information.

Petrobras International Finance Company (a wholly-owned subsidiary of Petróleo Brasileiro S.A. - PETROBRAS)

Notes to Consolidated Financial Information Expressed in thousands of U.S. dollars

1	The Company and its Operations

Petrobras International Finance Company - PIFCO has been operating as a wholly-owned subsidiary of PETROBRAS and it was established on September 24, 1997 and is incorporated in the Cayman Islands.

The primary objective of the Petrobras International Finance Company and its subsidiaries (collectively, PIFCO or the Company) is to purchase crude oil and oil products from third parties and sell the products at a premium to PETROBRAS on a deferred payment basis. Accordingly, intercompany activities and transactions, and therefore the Company’s financial position and results of operations, are affected by decisions made by PETROBRAS. Additionally, to a more limited extent, the Company sells crude oil and oil products to third parties.

On January 2, 2003, the Company entered into a series of transactions as part of a larger corporate restructuring at PETROBRAS. The restructuring included the transfer of PETROBRAS NETHERLANDS B. V. - PNBV to PETROBRAS and the transfer of BEAR INSURANCE COMPANY LIMITED - BEAR from BRASOIL. As the net assets of PNBV and BEAR were transferred to and received from, respectively, entities under the same control, the transactions were recorded at their respective book values.

PNBV was transferred to PETROBRAS in exchange for an intercompany receivable from PETROBRAS of US$ 4,658and PNBV’s existing cash balance of US$ 743. BEAR was transferred to the Company in exchange for an intercompany payable to BRASOIL of US$ 1,703 and BEAR’s existing cash balance of US$ 1,288. The restructuring was undertaken in order to group each businesses activities more closely with the corporate goals the respective companies in the PETROBRAS group.

In connection with the transfer of PNBV, the Company recognized US$ 39,135 as a capital contribution from PETROBRAS. This amount was primarily a result of the amortization of the deferred gain of the platform P-47. This platform was acquired from BRASOIL in December 2001, for its book value of US$ 142,729. On the same date, the P-47 was sold to PB-47, an independent trust, for a market value of US$ 180,000. PB-47 subsequently entered into a charter agreement with PNBV, which in turn entered into a subcharter agreement with PETROBRAS.

The following is a brief description of each of the Company’s wholly-owned subsidiaries:

Petrobras International Finance Company (a wholly-owned subsidiary of Petróleo Brasileiro S.A. - PETROBRAS)

Notes to Consolidated Financial Information Expressed in thousands of U.S. dollars

PETROBRAS EUROPE LIMITED

PETROBRAS EUROPE LTD.-PEL, based in the United Kingdom, consolidates PETROBRAS’ European trade and finance activities. These activities consist of advising on and negotiating the terms and conditions for crude oil and oil products supplied to PIFCO and PETROBRAS, as well as marketing Brazilian crude oil and other derivative products exported to the geographic areas in which the Company operates. PEL plays an advisory role in connection with these activities and undertakes no additional commercial or financial risk.

PETROBRAS FINANCE LIMITED

PETROBRAS FINANCE LIMITED-PFL, based in the Cayman Islands, purchases bunker and fuel oil from PETROBRAS and sells these products in the international market via a securitization program of future receivables for these products.

BEAR INSURANCE COMPANY LIMITED

BEAR INSURANCE COMPANY LIMITED – BEAR, based in Bermuda, contracts insurance for subsidiaries of PETROBRAS.

2	Basis of Financial Statement Presentation

The accompanying unaudited financial information has been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). Although certain information normally included in financial statements prepared in accordance with US GAAP has been condensed or omitted, management believes that the disclosures are adequate to make the information presented not misleading. The unaudited financial information should be read in conjunction with the audited financial statements for the year ended December 31, 2002 and the notes thereto.

The financial information as of March 31, 2003 and 2002 and the three-month periods then ended, included in this report is unaudited. However, in management’s opinion, such financial information reflects all normal recurring adjustments that are necessary for a fair presentation. The results for interim periods are not necessarily indicative of trends or of results to be expected for a full year.

Lease financing

In January 2003, PNBV, the Company’s leasing subsidiary, was transferred to PETROBRAS. Due to this transaction, leasing activities are no longer included in the Company’s results of operations.

Petrobras International Finance Company (a wholly-owned subsidiary of Petróleo Brasileiro S.A. - PETROBRAS)

Notes to Consolidated Financial Information Expressed in thousands of U.S. dollars

Foreign currency transactions

All monetary assets and liabilities denominated in a currency other than the U.S. dollar are remeasured into the U.S. dollar using the current exchange rates. The effect of variations in the foreign currencies is recorded in the statement of operations as financial expense.

Financial instruments

The changes in market value of derivative instruments that do not quality for hedge accounting are recognized in the statement of operations as financial income or expense each reporting period.

Recently issued accounting pronouncements

In April 2002, the FASB issued SFAS No. 145 – Recission of FASB Statements No. 4, No. 44 and No. 64, Amendment of SFAS No. 13, and Technical Corrections ("SFAS 145"). SFAS 145 rescinds previous accounting guidance, which required all gains and losses from extinguishment of debt be classified as an extraordinary item. Under SFAS 145 classification of debt extinguishment depends on the facts and circumstances of the transaction. SFAS 145 became effective for the Company at January 1, 2003. The company does not expect SFAS 145 to have a material impact on its financial statements.

In January 2003, FASB issued Interpretation No. 46 (FIN 46) – Consolidation of Variable Interest Entities. FIN 46 provides FIN 46 provides guidance on when certain entities should be consolidated or the interests in those entities should be disclosed by enterprises that do not control them through majority voting interest. Under FIN 46, entities are required to be consolidated by interposes that lack majority voting interest when equity investors of those entities have significant capital risk or they lack voting rights, the obligation to absorb expected losses, or the right to receive expected returns. Entities identified with these characteristics are called variable interest entities and the interest that enterprises have in these entities are called variable interests. These interests can derive from certain guarantees, leases, loans or other arrangements that result in risks and rewards that are disproportionate to the voting interest in the entities.

The interpretation requires that if a business enterprises has a controlling financial interest in a variable entity, the assets, liabilities and results of the activities of the variable interest entity must be included in the consolidated financial statements with those of the business enterprise. This interpretation applies immediately to variable interest entities created after January 31, 2003. The company has no any entities or transactions which are subject to the requirements of FIN 46 and does not expect FIN 46 to have a material impact on its financial statements.

Petrobras International Finance Company (a wholly-owned subsidiary of Petróleo Brasileiro S.A. - PETROBRAS)

Notes to Consolidated Financial Information Expressed in thousands of U.S. dollars

3	Financing

	March 31, 2003		December 31, 2002

	Current	Long-term	Current	Long-term

Financing institutions	437,562	356,700	367,470	460,300
Senior notes		1,550,000		1,550,000
Securitization of receivables		900,000		900,000
Senior exchangeable		338,416		338,416
Global Step-up Notes (i)		400,000

	437,562	3,545,116	367,470	3,248,716

(i)	On March 31, 2003, the Company issued Global Step-up Notes of US$ 400,000 due April 2008. The notes will bear interest from March 31, 2003 at a rate of 9.00% per annum until April 1, 2006 and at a rate of 12.375% per annum thereafter, with interest payable semiannually. The Company used the proceeds from this issuance principally to repay trade-related debt and inter-company loans.

Long-term maturities:

March 31,
2003

2004	59,150
2005	20,750
2006	176,800
2007	838,416
2008	850,000
Thereafter	1,600,000

3,545,116

Petrobras International Finance Company (a wholly-owned subsidiary of Petróleo Brasileiro S.A. - PETROBRAS)

Notes to Consolidated Financial Information Expressed in thousands of U.S. dollars

4	Commitments and Contingencies

a) Commitments - Purchases

In an effort to ensure procurement of oil products for the Company’s customers, the Company currently has several contracts which collectively obligate it to purchase a minimum of approximately 198,869 barrels of crude oil and oil products per day at market prices.

b) Contingencies - Platforms

The Company has maintained the right to exercise the call option on the existing Subchartered Asset Option Agreements with PNBV, for the Platforms P-8, P-15, P-32 and P-47, after the expiration of the Charter terms with PNBV. Upon exercise of the call option, the Company will purchase all of the vessels for the greater of (i) the purchase price, any unpaid and accrued charter hire for all of the vessels, or any costs and expenses which PNBV has incurred or may incur by virtue of any such purchase, and the amount equal to the default amount set forth in each of the charters for all of the Vessels; and (ii) Ten (10) dollars from PNBV, representation or warranty of any kind or character, and assume and succeed to all rights, duties and obligations of PNBV under the charters.

Petrobras International Finance Company (a wholly-owned subsidiary of Petróleo Brasileiro S.A. - PETROBRAS)

Notes to Consolidated Financial Information Expressed in thousands of U.S. dollars

5     Related Party Transactions

The Company has numerous transactions with PETROBRAS and other affiliated companies in the ordinary course of business.

Transactions with all related parties resulted in the following balances:

			PETROBRAS	BRASPETRO
		DOWNSTREAM	INTERNATIONAL	OIL SERVICES-	BRASPETRO
	PETRÓLEO	PARTICIPAÇÕES	BRASPETRO -	BRASOIL	OIL
	BRASILEIRO S.A.-	S.A. AND ITS	PIB B.V. AND	AND ITS	COMPANY
	PETROBRAS	SUBSIDIARIES	ITS SUBSIDIARIES	SUBSIDIARIES	BOC

Current assets
Accounts receivable
Mainly by sales	4,662,331	152,589	145,441		109
Net investment in direct financing leases
Notes receivable	43,884		749,260	68,104	326,624
Marketable securities	52,225
Others	149		7,368
Other non-current assets
Notes receivable			338,416
Export prepayment	750,000
Net investment in direct financing leases
Marketable securities	2,494
Others
Current liabilities
Trade accounts payable	197,021	5,841	7,954	24,420
Loans payable	3,280,944			28,829	3
Unearned income	65,351	593

[Additional columns below]

[Continued from above table, first column(s) repeated]

	PETROBRAS		March , 31	December, 31
	NETHERLANDS
	B.V. PNBV	Others	2003	2002

Current assets
Accounts receivable
Mainly by sales	30,327	1,150	4,991,947	4,654,653
Net investment in direct financing leases				183,618
Notes receivable			1,187,872	1,157,930
Marketable securities		14,653	66,878	51,906
Others		1,087	8,604	970
Other non-current assets
Notes receivable			338,416	473,632
Export prepayment			750,000	750,000
Net investment in direct financing leases				832,319
Marketable securities		14,213	16,707	2,370
Others				3,349
Current liabilities
Trade accounts payable	400		235,636	291,980
Loans payable			3,309,776	3,688,249
Unearned income			65,944	48,563

Petrobras International Finance Company (a wholly-owned subsidiary of Petróleo Brasileiro S.A. - PETROBRAS)

Notes to Consolidated Financial Information Expressed in thousands of U.S. dollars

The principal amounts of business and financial operations carried out with related parties are as follows:

	Three-month period ended March, 31

	2003		2002

	Income	Expense	Income	Expense

Sales of crude oil and oil products and services
PETROBRAS	1,004,293		828,247
REFAP S.A.	200,150		109,501
Petrobras America, Inc. - PAI	334,853		54,821
Others	1,151		2,344
Cost of sales
PETROBRAS		(508,555)		(154,185)
Petrobras America, Inc. - PAI		(297,398)		(148,057)
Braspetro Oil Services Company -BRASOIL		(24,414)		(13,099)
Companhia MEGA S.A.		(59,644)		(27,426)
Others		(15,580)		(7,142)
Lease income (expense)
Braspetro Oil Services Company - BRASOIL			2,993	(238)
Financial income
PETROBRAS	62,084		24,462
REFAP S.A.	2,523		1,163
Braspetro Oil Company - BOC	3,695		903
Braspetro Oil Services Company - BRASOIL	741		369
Fronape International Company			2,238
PIB – BV	12,798
Others	1,383		780
Financial expense
PETROBRAS		(36,910)		(3,982)
Braspetro Oil Services Company - BRASOIL		(103)		(3,250)

	1,623,671	(942,604)	1,027,821	(357,379)

Petrobras International Finance Company (a wholly-owned subsidiary of Petróleo Brasileiro S.A. - PETROBRAS)

Notes to Consolidated Financial Information Expressed in thousands of U.S. dollars

6 Subsequent events

In May 2003, the PF Export Trust issued to the Company additional US$ 750,000 of Senior Trust Certificates and US$ 150,000 of Junior Trust Certificates. The Senior Trust Certificates consist of Series 2003-A of US$ 550,000 with annual interest due of 6.436% due June 2015 and Series 2003-B of US$ 200,000 with annual interest due of 3.748% due in June 2013. The Junior Trust Certificates were issued with complementary terms as the new Senior Trust Certificates. These two new issues complement the initial Securization Program commenced in December 2001.

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